Filed pursuant to Rule 424(b)(5)

File No. 333-278861

Supplement No. 1 dated July 17, 2024

To Prospectus Supplement dated May 23, 2024

(To Prospectus Dated May 1, 2024)

JAGUAR HEALTH, INC.

Up to $75,000,000

Shares of Common Stock

This supplement amends, supplements or modifies certain information contained in the prospectus supplement, dated May 23, 2024 (the “ATM Prospectus Supplement”), and the accompanying prospectus, dated May 1, 2024 (the “Base Prospectus,” and together with the ATM Prospectus Supplement, any supplement thereto, and the documents deemed incorporated by reference in each, the “Prospectus”), which relate to the offer and sale of shares of common stock of Jaguar Health, Inc. (“we”, “us” or the “Company”) in an “at-the-market” offering (the “ATM Program”) pursuant to that the ATM Agreement (as defined below). The terms “Company,” “we,” “us,” and “our” refer to Jaguar Health, Inc. and its subsidiaries, unless indicated otherwise.

You should carefully read the entire Prospectus and this supplement before investing in our common stock. This supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This supplement is not complete without, and may only be delivered or utilized in connection with the Prospectus and any future amendments or supplements thereto.

On December 10, 2021, we established the ATM Program to which the Prospectus relates, and through which we may offer and sell, from time to time through Ladenburg Thalmann & Co. Inc. (“Ladenburg”), acting as the Company’s sales agent, shares of our common stock. In connection therewith, we entered into that certain At The Market Offering Agreement (as amended and may be further amended from time to time, the “ATM Agreement”), dated December 10, 2021, and as amended on each of February 2, 2022 and May 23, 2024, by and between the Company and Ladenburg.

This supplement is being filed to reflect that, on July 17, 2024, we added one additional sales agent to the ATM Program, Lucid Capital Markets, LLC (“Lucid” and, together with Ladenburg, the “Managers”). In connection with the addition of Lucid as a sales agent, the Company entered into amendment no. 3, dated July 17, 2024, to the ATM Agreement with Ladenburg and Lucid.

In light of the above, each reference to the terms “Ladenburg”, "sales agent", or “Agent” in the ATM Prospectus Supplement is hereby amended to include Ladenburg and Lucid, and each reference to the term “ATM Agreement” is hereby amended to refer to the ATM Agreement as amended on July 17, 2024. This amendment and the agreement to add Lucid as a party and Manager under the ATM Agreement will be in effect from July 17, 2024 until September 30, 2024, unless extended by the parties to the ATM Agreement. If not amended or extended prior to September 30, 2024, then after such date Ladenburg will be the sole Manager, and Lucid will no longer be a Manager, under the ATM Agreement, and the references to the terms “Ladenburg”, "sales agent", or “Agent” will refer exclusively to Ladenburg.

From May 23, 2024, the date of the ATM Prospectus Supplement, through the date of this supplement, we have sold under the ATM Program an aggregate of 3,019,337 shares of our Common Stock, pursuant to the ATM Agreement, for gross proceeds of approximately $12.8 million, leaving approximately $62.2 million available to be offered by this supplement, the ATM Prospectus Supplement and the accompanying Base Prospectus. Our common stock trades on the Nasdaq under the symbol “JAGX.” On July 16, 2024, the last reported sale price of our common stock on the Nasdaq was $4.17 per share.

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” beginning on page S-8 of the ATM Prospectus Supplement, in our most recent Annual Report on Form 10-K, and our most recent Quarterly Reports on Form 10-Q, and any amendments thereto, which are incorporated by reference into the Prospectus, and in the other documents that are filed after the date hereof and incorporated by reference into this supplement and the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement and the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

LADENBURG THALMANN	LUCID CAPITAL MARKETS

The date of this supplement is July 17, 2024